
January 13, 2025

Josh Whipple
Chief Financial Officer
Global Payments Inc.
3550 Lenox Road
Atlanta, GA 30326

> **Re: Global Payments Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-16111**

Dear Josh Whipple:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services